Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated June 30, 2025, except for the subsequent events discussed in Note 21, Segment Reporting and going concern discussed in Note 2 as to which the date is August 28, 2025, in the Registration Statement on Form F-1, relating to the audit of the consolidated balance sheets of Xinzi and its subsidiaries (collectively the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows in each of the years for the two-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements).

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
August 28, 2025	Certified Public Accountants
PCAOB ID: 1171